UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza

40-44 rue Washington

75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Constellium SE (the “Company”) discloses voting results for matters submitted at its Annual General Meeting of Shareholders held on June 29, 2020. The voting results will be posted on the Company’s website and are attached and incorporated herein by reference as Exhibit 99.1.

Exhibit Index No.	Description

99.1	Voting results for Constellium SE’s 2020 Annual General Meeting.

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE
(Registrant)

July 8, 2020	By:	/s/ Peter R. Matt
Name: Peter R. Matt
Title: Chief Financial Officer